

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2023

Chen Weihua
Chief Legal Adviser
CHINA SOUTHERN AIRLINES CO LTD
68 QI XIN ROAD
Guangzhou, 510403
People's Republic of China

     Re: CHINA SOUTHERN AIRLINES CO LTD
           Form 20-F for the Fiscal Year Ended December 31, 2022
           File No. 001-14660

Dear Chen Weihua:

     We have reviewed your filing and have the following comment.

     Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2002

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 114

1.   We note your response to prior comment 2 indicates that none of the five directors you previously identified as members of the Chinese Communist Party is an official of the Chinese Communist Party because none of these five directors works in any Chinese governmental body. Please refer to your response dated August 25, 2023, and explain to us in detail how you reasonably concluded that the three directors with CCP official titles of Party Secretary or Deputy Party Secretary of CSAH are not CCP officials given their official titles, roles and responsibilities. In doing so, please describe in detail the roles and responsibilities corresponding to each official title.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Austin Pattan at 202-551-6756 or Jennifer Thompson at 202-551-3737 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: James Scoville